   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 25, 2002
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------
                                   SCHEDULE TO
                                 (Rule 14d-100)
                                (Amendment No. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------
                               724 SOLUTIONS INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                 --------------
        OPTIONS TO PURCHASE COMMON SHARES, WITHOUT NOMINAL OR PAR VALUE,
          HAVING AN EXERCISE PRICE OF MORE THAN U.S.$3.00, OR MORE THAN
       CDN.$4.75 (IF DENOMINATED IN CANADIAN DOLLARS), GRANTED TO ELIGIBLE
            EMPLOYEES UNDER 724 SOLUTIONS INC.'S 1997 AND 2000 STOCK
     OPTION PLANS AND GRANTED AFTER JANUARY 15, 2001 TO ELIGIBLE EMPLOYEES
               UNDER 724 SOLUTIONS INC.'S TANTAU STOCK OPTION PLAN
                         (TITLE OF CLASS OF SECURITIES)
                                 --------------
                                    81788Q100
                (CUSIP Number of Underlying Class of Securities)

                                  Karen Basian
                             Chief Financial Officer
                               724 Solutions Inc.
                          10 York Mills Road, 3rd Floor
                                Toronto, Ontario
                                     M2P 2G4
                                 (416) 226-2900

       (Name,address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                                 --------------
                                   Copies to:

   Robert S. Townsend, Esq.                            Brian A. Ludmer, Esq.
      Lloyd Harmetz, Esq.                                  Ogilvy Renault
   Morrison & Foerster LLP                            Suite 2100, P.O. Box 141
      425 Market Street                                    Royal Trust Tower
 San Francisco, CA 94105-2482                            77 King Street West
       (415) 268-7000                           Toronto, Ontario M5K 1H1, Canada
                                                           (416) 216-4001
                                 --------------

                            CALCULATION OF FILING FEE


      TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
          U.S.$3,892,594                                    U.S.$358.12**


*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,787,151 common shares of 724 Solutions Inc. having an approximate aggregate value of U.S.$3,892,594 as of January 23, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per each U.S.$1.0 million of the value of the transaction.

**Previously paid.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: U.S.$358.12             Filing party: 724 Solutions Inc.
Form or Registration No.: Schedule TO-I         Date filed: January 24, 2002


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]      third party tender offer subject to Rule 14d-l.
[X]      issuer tender offer subject to Rule 13e-4.
[_]      going-private transaction subject to Rule 13e-3.
[_]      amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

                             INTRODUCTORY STATEMENT

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on January 24, 2002, relating to our offer to exchange certain options to purchase our common shares for new options to purchase our common shares at a per share exercise price based upon the fair market value of our common shares on the date of grant, all subject to the terms and conditions in the Offer to Exchange dated January 24, 2002 attached as Exhibit (a)(1) to such Schedule TO (the "Offer to Exchange") and the related Letter of Transmittal attached thereto as Exhibit (a)(2) (the "Letter of Transmittal").

     Except as provided herein, this amendment does not alter the terms and conditions previously set forth in the Offer to Exchange and the Letter of Transmittal, and should be read in conjunction with the Offer to Exchange and the Letter of Transmittal.


ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") and Exhibits (a)(11) and (a)(12) is incorporated herein by reference.


ITEM 12.  EXHIBITS.

(a)      (1)      Offer to Exchange, dated January 24, 2002.*
         (2)      Form of Acceptance Letter.*
         (3)      Form of Withdrawal Letter.*
         (4)      Letter and E-mail Messages to Directors, Officers and
                  Employees of 724 Solutions.*
         (5)      Material United States Federal Income Tax Consequences.*
         (6)      Material Canadian Income Tax Considerations.*
         (7)      Description of Tax Consequences to Employees in Germany.*
         (8)      Description of Tax Consequences to Employees in the United
                  Kingdom (other than Scotland).*
         (9)      Form of Cover Letter and Option Holdings Statement.*
         (10)     Form of Reminder E-mail to 724 Solutions Employees.*
         (11)     Press Release, dated January 25, 2002.

(b)      Not applicable.

(c)      Not applicable.

(d)      (1)      724 Solutions Inc. 1997 Stock Option Plan, as amended and
                  restated.*
         (2)      Form of Stock Option Agreement pursuant to the 724 Solutions
                  Inc. 1997 Stock Option Plan, as amended and restated.*
         (3)      Tantau Software Inc. 1999 Stock Option Plan, as amended and restated, assumed by 724 Solutions Inc.*

         (4) Form of Stock Option Agreement pursuant to the Tantau Software Inc. 1999 Stock Option Plan, as amended and restated, assumed by 724 Solutions Inc.*
         (5) 724 Solutions Inc. 2000 Stock Option Plan, as amended and restated.*
         (6) Forms of Canadian and U.S. Stock Option Agreements pursuant to the 724 Solutions Inc. 2000 Stock Option Plan, as amended and restated.*
         (7) Forms of Canadian and U.S. Stock Option Agreements pursuant to the 724 Solutions Inc. 2000 Stock Option Plan, as amended and restated (for new option grants).*

(e)      Not applicable.

(f)      Not applicable.

(g)      Not applicable.

(h)      Not applicable.


___________________________________
*Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                                724 Solutions Inc.



                                                /s/  Karen Basian
                                               --------------------------------
                                               Karen Basian
                                               Chief Financial Officer

Date: January 25, 2002

                                INDEX TO EXHIBITS

     EXHIBIT                        DESCRIPTION

         (a)(1)     Offer to Exchange, dated January 24, 2002.*
         (a)(2)     Form of Acceptance Letter.*
         (a)(3)     Form of Withdrawal Letter.*
         (a)(4) Letter and E-mail Messages to Directors, Officers and Employees of 724 Solutions.*
         (a)(5)     Material United States Federal Income Tax Consequences.*
         (a)(6)     Material Canadian Income Tax Considerations.*
         (a)(7)     Description of Tax Consequences to Employees in Germany.*
         (a)(8) Description of Tax Consequences to Employees in the United Kingdom (other than Scotland).*
         (a)(9)     Form of Cover Letter and Option Holdings Statement.*
         (a)(10)    Form of Reminder E-mail to 724 Solutions Employees.*
         (a)(11)    Press Release, dated January 25, 2002.
         (d)(1) 724 Solutions Inc. 1997 Stock Option Plan, as amended and restated.*
         (d)(2) Form of Stock Option Agreement pursuant to the 724 Solutions Inc. 1997 Stock Option Plan, as amended and restated.*
         (d)(3) Tantau Software Inc. 1999 Stock Option Plan, as amended and restated, assumed by 724 Solutions Inc.*
         (d)(4) Form of Stock Option Agreement pursuant to the Tantau Software Inc. 1999 Stock Option Plan, as amended and restated, assumed by 724 Solutions Inc.*
         (d)(5) 724 Solutions Inc. 2000 Stock Option Plan, as amended and restated.*
         (d)(6) Forms of Canadian and U.S. Stock Option Agreements pursuant to the 724 Solutions Inc. 2000 Stock Option Plan, as amended and restated.*
         (d)(7) Forms of Canadian and U.S. Stock Option Agreements pursuant to the 724 Solutions Inc. 2000 Stock Option Plan, as amended and restated (for new option grants).*


_______________________________________
*Previously filed.



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